UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the April 15, 2025 Extraordinary General Meeting

Bon Natural Life, a Cayman Islands company (the “Company”), held its extraordinary general meeting of the shareholders of the Company (the “Meeting”) on April 15, 2025, at 10:00 a.m. (Beijing time) at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China. Holders of a total of 204,183,900 ordinary shares voted at the meeting and therefore constituted a quorum as of the record date of March 26, 2025. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Share Consolidation (Reverse Split)

To approve a reverse split (a “share consolidation” under Cayman Islands law) at a ratio of one (1) Class A ordinary share for every twenty five (25) Class A ordinary shares issued and outstanding (the “Reverse Split”), resulting in twenty five (25) issued and outstanding Class A ordinary shares to be consolidated into one (1) Class A ordinary share and any fractional shares resulting from the Reverse Split to be rounded to the next whole share; and incidental to the share consolidation, an amendment to the conversion rate of the Class B ordinary shares which are convertible into Class A ordinary shares on a one-to-one (1:1) basis, but will now be convertible into Class A ordinary shares at a one-to-twenty five (1:25) basis.

This proposal was approved as follows:

For	Against	Abstain
204,183,900	0	0

2. Increase of Authorized Shares

To approve an increase of the Company’s authorized share capital (the “Authorized Share Increase”) such that we will have 1,000,000,000 authorized Class A ordinary shares par value US$0.025 per share, 50,000,000 authorized Class B ordinary shares, par value US$0.001 per share and a new Class of 50,000,000 authorized preference shares, par value US$0.001 per share, to become effective immediately after the Reverse Split takes effect.

This proposal was approved as follows:

For	Against	Abstain
204,183,900	0	0

3. Fourth Amended and Restated Memorandum and Articles of Association

To approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association (the “Fourth Amended M&A”), a copy of which is filed hereto as Exhibit 3.1, in its entirety and substitution for the existing amended and restated memorandum and articles of association of the Company; and that the Fourth Amended M&A to become effective immediately upon filing by the registered office provider of the Company with the Registrar of Companies of the Cayman Islands.

This proposal was approved as follows:

For	Against	Abstain
204,183,900	0	0

The information contained in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer